NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


August 11, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 0361

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2
    File No. 333-125068

Further to your letter dated July 10, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

DESCRIPTION OF BUSINESS, IN GENERAL, PAGE 11

1. PLEASE UPDATE THE FOLLOWING STATEMENT ON PAGE 12: "ACCORDINGLY, THE PHASE TWO EXPLORATION PROGRAM IS SCHEDULED TO RECOMMENCE IN LATE JUNE OF 2006 AND WILL TAKE APPROXIMATELY ONE MONTH TO COMPLETE." ALSO, UPDATE ANY OTHER DISCLOSURE THROUGHOUT THE PROSPECTUS, AS APPLICABLE. FOR EXAMPLE SEE "BUDGET - PHASE II" ON PAGE 15 AND "PLAN OF OPERATIONS" ON PAGE 18.

     We have updated our disclosure regarding the phase two exploration program throughout the registration statement.

FINANCIAL STATEMENTS

2. PLEASE PROVIDE AUDITED STATEMENTS OF OPERATIONS AND CASH FLOWS FOR THE PERIOD NOVEMBER 17, 2004 (INCEPTION) THROUGH MARCH 31, 2005 AND UPDATE THE RESULTS OF OPERATIONS AND SUMMARY FINANCIAL INFORMATION SECTIONS ACCORDINGLY. SEE ITEM 310(A) OF REGULATION S-B FOR GUIDANCE.

     We have provided the audited Statements of Operations and Cash Flows for the period from inception through March 31, 2005. We have updated the Results of Operations and Summary Financial Information sections accordingly.

Yours truly,


/s/ Richard Novis
-----------------------------
Northern Explorations Inc.
Richard Novis, President